Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration No. 333-149116

September 18, 2009

PROSPECTUS SUPPLEMENT NO. 18

17,417,434 SHARES OF COMMON STOCK

ANTIGENICS INC.

This prospectus supplement amends the prospectus dated March 16, 2009 (as supplemented on April 15, 2009, April 17, 2009, April 22, 2009, April 27, 2009, May 4, 2009, May 11, 2009, May 27, 2009, June 4, 2009, June 8, 2009, June 9, 2009, June 11, 2009, June 15, 2009, July 7, 2009, July 15, 2009, August 3, 2009, August 5, 2009, and September 11, 2009) to allow certain stockholders or their pledgees, donees, transferees, or other successors in interest (the “Selling Stockholders”), to sell, from time to time, up to 8,708,717 shares of our common stock, which they have acquired in a private placement in the United States, and up to 8,708,717 shares of our common stock issuable upon the exercise of warrants which are held by the Selling Stockholders named in the prospectus.

We would not receive any proceeds from any such sale of these shares. To the extent any of the warrants are exercised for cash, if at all, we will receive the exercise price for those warrants.

This prospectus supplement is being filed to include the information set forth in the Current Report on Form 8-K filed on September 18, 2009, which is set forth below. This prospectus supplement should be read in conjunction with the prospectus dated March 16, 2009, Prospectus Supplement No. 1 dated April 15, 2009, Prospectus Supplement No. 2 dated April 17, 2009, Prospectus Supplement No. 3 dated April 22, 2009, Prospectus Supplement No. 4 dated April 27, 2009, Prospectus Supplement No. 5 dated May 4, 2009, Prospectus Supplement No. 6 dated May 11, 2009, Prospectus Supplement No. 7 dated May 27, 2009, Prospectus Supplement No. 8 dated June 4, 2009, Prospectus Supplement No. 9 dated June 8, 2009, Prospectus Supplement No. 10 dated June 9, 2009, Prospectus Supplement No. 11 dated June 11, 2009, Prospectus No. 12 dated June 15, 2009, Prospectus Supplement No. 13 dated July 7, 2009, Prospectus Supplement No. 14 dated July 15, 2009, Prospectus Supplement No. 15 dated August 3, 2009, Prospectus Supplement No. 16 dated August 5, 2009, and Prospectus Supplement No. 17 dated September 11, 2009, which are to be delivered with this prospectus supplement.

Our common stock is quoted on The NASDAQ Capital Market (“NASDAQ”) under the ticker symbol “AGEN.” On September 16, 2009, the last reported closing price per share of our common stock was $2.04 per share.

Investing in our securities involves a high degree of risk. Before investing in any of our securities, you should read the discussion of material risks in investing in our common stock. See “Risk Factors” on page 1 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS SUPPLEMENT NO. 18 IS SEPTEMBER 18, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

September 14, 2009

Date of Report (Date of earliest event reported)

ANTIGENICS INC.

(Exact name of registrant as specified in its charter)

DELAWARE	000-29089	06-1562417
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3 Forbes Road Lexington, MA	02421
(Address of principal executive offices)	(Zip Code)

781-674-4400

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a material definitive agreement

On September 14, 2009, Antigenics Inc. (“Antigenics”) entered into an Amended and Restated License Agreement (the “Agreement”) with Elan Pharma International Limited, a private company organized under the laws of Ireland, and Elan Pharmaceuticals, Inc., a Delaware corporation (together “Elan”), which terminates a supply agreement dated November 23, 1999 and supersedes, amends and restates a license agreement, also dated November 23, 1999, between the parties (together the “Prior Agreements”). Under the terms of the Prior Agreements, Elan had the right to develop, make, have made, use, sell, offer for sale, import, and have sold, the Licensed Product (as defined) for the prevention or treatment of Alzheimer’s disease, and Antigenics had the exclusive right and obligation to supply Elan with QS-21 Stimulon ® adjuvant for use in Licensed Product.

Effective September 17, 2009, Janssen Alzheimer Immunotherapy acquired substantially all of the assets and rights of Elan’s Alzheimer’s Immunotherapy Program. Under the terms of the Agreement assigned to Janssen Alzheimer Immunotherapy, the company will have the right to develop, make, have made, use, sell, offer for sale, import, and have sold, the Licensed Product for the prevention or treatment of Alzheimer’s disease. In addition, Janssen Alzheimer Immunotherapy will have the right to make and have made QS-21 for use in Licensed Product for the prevention or treatment of Alzheimer’s disease, and Antigenics will have no further supply obligations.

As consideration, Antigenics will be entitled to receive an upfront payment and payments contingent upon successful milestone achievements. In addition, Antigenics will be entitled to receive royalties on a country-by-country basis on net sales of Licensed Product for a period of at least 10 years after first commercial sale in that country.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ANTIGENICS INC.

Date: September 18, 2009	By:	/s/ Shalini Sharp
Shalini Sharp
Chief Financial Officer